Exhibit 1.4

Suite 900 — 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD
Shares Listed:	Fax: (604) 687-3932
Toronto Stock Exchange — Ticker Symbol — ARZ	Email: info@aurizon.com
American Stock Exchange — Ticker Symbol — AZK	Web Site: www.aurizon.com
U.S. Registration: (File #0-22672)
News Release Issue No. 16 — 2006
JUNE 15, 2006
FOR IMMEDIATE RELEASE
AURIZON’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
SHAREHOLDERS REJECT NORTHGATE’S UNSOLICITED TAKEOVER BID
- Investor Conference Call To Take Place at 11 a.m. EDT Today - 1-877-888-3855
Simultaneous PowerPoint Presentation Webcast: www.aurizon.com
Vancouver, BC, June 15, 2006 — The Board of Directors of Aurizon Mines Ltd. (TSX:ARZ) (AMEX:AZK) has unanimously recommended that shareholders reject Northgate Minerals Corporation’s ( TSX: NGX, AMEX: NXG) unsolicited takeover bid.
The Board’s recommendation is contained in a Directors’ Circular that will be filed with Canadian and U.S. securities regulatory authorities. Shareholders are urged to read the Directors’ Circular in its entirety.
Northgate’s unsolicited offer to acquire all the issued and outstanding shares of Aurizon, on the basis of 0.741 of a Northgate common share for each Aurizon common share represents, an 8.4% discount to Aurizon’s closing share price on June 14, 2006.
Chairman’s Comments
David Hall, Aurizon’s Chairman and Chief Executive Officer, said: “Our Board is of the unanimous view that Northgate’s offer is inadequate, opportunistic and fails to recognize the value of Aurizon’s future prospects.”
“Northgate’s offer is not an attractive proposition for Aurizon shareholders. It would dilute their ownership in Casa Berardi just as it is about to go into production, while exposing our shareholders to a host of new risks and uncertainties. We don’t believe the current offer adequately compensates Aurizon shareholders for this dilution and the new risks and uncertainties associated with owning Northgate shares.”
“We are in the process of reviewing a full range of strategic alternatives to maximize shareholder value, including the option of staying the course with our plan to bring Casa Berardi into production in the fourth quarter and to realize the re-rating associated with the higher valuation multiple assigned to producing companies relative to development companies. We continue to believe that Casa Berardi is an attractive asset to other parties, in addition to Northgate, and we are in discussions with parties who have expressed an interest in pursuing an alternative transaction with Aurizon.”

JUNE 15, 2006
AURIZON’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS SHAREHOLDERS REJECT NORTHGATE’S
UNSOLICITED TAKEOVER BID

Mr. Hall noted the Board’s view that, “Even in the absence of an offer superior to Northgate’s, the Board believes that Aurizon shareholders would derive greater value if the Company were to continue with completion and operation of the Casa Berardi mine and further exploration of the Casa Berardi project.”
At current gold prices and exchange rates, Casa Berardi has an internal rate of return of over 45% and a payback of less than 2 years. It has an initial mine life of more than 6 years based on reserves of 1.2 million ounces of gold, representing only 45% of the global resource at Casa Berardi.
Additionally, the company recently completed a surface drill program designed to evaluate the open pit mining potential of the East Mine crown pillar and upgrade those resources to reserves. A feasibility study is in progress and expected to be completed by year-end. As well, on the five kilometer mining lease, in-fill drilling is currently underway to upgrade known resources to additional reserves. Any increases in reserves and/or mine life could have a significant impact on Aurizon’s current valuation.
Commenting on the ongoing activities on site, Mr. Hall said, “The Northgate offer does not reflect the near-term growth potential at Casa Berardi.”
Reasons for the recommendation
After careful consideration, the Board of Directors of Aurizon made a unanimous recommendation that shareholders should reject the Northgate offer and not tender their shares.
The Board cited a number of reasons for its recommendations, including:
•	The Northgate offer does not reflect the substantial upside potential at Casa Berardi;

•	Northgate is asking Aurizon shareholders to dilute their 100% interest in a permitted, financed, low-risk project in exchange for a 30% minority interest in a company with high-risk assets;

•	The Northgate offer dilutes Aurizon shareholders’ exposure to gold;

•	The consideration offered by Northgate is highly volatile and trading near an all-time high;

•	The Northgate offer is opportunistic and does not reflect the historical relative performance of Aurizon versus Northgate;

•	The Northgate offer does not reflect an adequate premium for control of Aurizon;

•	The consideration offered pursuant to the Northgate offer is inadequate, from a financial point of view, to Aurizon shareholders;

•	Superior proposals may emerge, delivering greater value to Aurizon shareholders;

•	Northgate is attempting to deny the Aurizon Board sufficient time to maximize value for Aurizon shareholders;

•	The Northgate offer is below the current Aurizon share price; and

•	Subjective conditions in its favour give Northgate an option on any Aurizon shares that are tendered.

JUNE 15, 2006
AURIZON’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS SHAREHOLDERS REJECT NORTHGATE’S
UNSOLICITED TAKEOVER BID

Northgate’s Breach of its Confidentiality and Standstill Agreement
Aurizon believes Northgate’s offer breaches the confidentiality and standstill agreement executed by Northgate on October 19, 2005 with respect to Aurizon.
Among other things, the agreement prohibits Northgate from acquiring the securities of Aurizon for a period of one year. This agreement is important to Aurizon because Aurizon expects the Casa Berardi project to be in commercial production by the end of the one-year standstill period.
“Aurizon’s Board of Directors has serious concerns about Northgate’s violation of its confidentiality and standstill agreement and has instructed Aurizon’s legal counsel to initiate proceedings to enforce the agreement and recover damages for resulting costs incurred by Aurizon,” said Mr. Hall. “If Northgate wishes to participate in the strategic process we have initiated, they are welcome to express their interest to the Board. But having determined the offer is not in the best interests of our shareholders, we cannot permit Northgate to violate this express written agreement in order to make an opportunistic, hostile takeover bid that doesn’t recognize Aurizon’s true value. We are committed to maximizing value for our shareholders but will do so on our timetable, rather than one designed by Northgate, which deprives our shareholders of the opportunity to consider all potential alternatives. We will continue to explore all value-maximizing alternatives available to Aurizon while pursuing our legal claim against Northgate.”
Availability of the Directors’ Circular
Shareholders are urged to read the Directors’ Circular in its entirety. The document will be available free of charge on Aurizon’s website at www.aurizon.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of the Directors’ Circular are being mailed to all Aurizon shareholders.
Investment Community Conference Call
Aurizon will host a conference call for the investment community on June 15, 2006 at 11:00 a.m. EDT. To participate in the call, please dial 416-695-9757 or 1-877-888-3855 approximately 10 minutes before the start time. Media is welcome to join the call in a listen-only mode.
The call will be web cast and can be accessed along with an Investor’s Presentation via Aurizon’s website at www.aurizon.com. A replay of the investment community conference call will be available. To access the replay once it is available, please dial: 416-695-5275 or
1-888-509-0081 and enter passcode: 626048.
How to Withdraw Shares from the Northgate Offer
Shareholders who have questions or who may have already tendered their shares to the Northgate offer and wish to withdraw them, may do so by contacting Georgeson Toll Free at 1-866-426-6614 or your broker.

JUNE 15, 2006
AURIZON’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS SHAREHOLDERS REJECT NORTHGATE’S
UNSOLICITED TAKEOVER BID

About Aurizon
Aurizon is a pure gold company with a growth strategy focused on establishing a gold production base through the development of its Casa Berardi Project in north-western Quebec, and increasing gold production by accretive transactions. The 100% owned Casa Berardi Project is fully-funded, on budget and on schedule to commence production in late 2006, which will enable the Company to take advantage of the current high gold prices. Casa Berardi has an initial mine life of more than 6 years based on reserves of 1.2 million ounces of gold, representing only 45% of the global resource at Casa Berardi.
Casa Berardi is accessible by road, is permitted and is on the Hydro Quebec power grid.
Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”. Additional information on Aurizon and its properties is available on Aurizon’s website at http://www.aurizon.com
Note Regarding Casa Berardi Project and Forward-Looking Statements
This News Release contains information on the Casa Berardi project previously disclosed in the technical report dated October 26, 2005, prepared by Roscoe Postle Associates Inc. under the supervision of Graham G. Clow, P.Eng, an independent qualified person under National Instrument 43-101.
This News Release contains “forward-looking statements”. These forward-looking statements include, but are not limited to, statements regarding the Company’s strategic plans, timing of an updated feasibility study, the timing of bringing Casa Berardi into production, re-rating associated with obtaining a higher valuation multiple, potential for an alternative transaction, mine life, future commercial production, and work programs. Forward-looking statements express, as at the date of this news release, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon’s Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.
Media Contact: Longview Communications
Josh Pekarsky or Louise Weston
(604) 694 6030 or (604) 694 6033
Investor Contact: Patrick Soares, Manager Investor Relations
Aurizon Mines Ltd.
(604)-687-6600